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                                                              EXHIBIT 11(A)(9)



FOR IMMEDIATE RELEASE

Contact:

For Borden Chemical, Inc.
Peter Loscocco
Telephone: (614) 225-4127
Fax: (614) 225-4465

                                    BORDEN CHEMICAL, INC.
                        ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER FOR
                                   MELAMINE CHEMICALS, INC.
                        -----------------------------------------------


         COLUMBUS, OH -- OCTOBER 15, 1997 -- Borden Chemical, Inc., a subsidiary of Borden, Inc., announced today that it has commenced its previously announced tender offer for all outstanding shares of common stock of Melamine Chemicals, Inc. (NASDAQ: MTWO) at $20.50 per share in cash, pursuant to its October 9, 1997 definitive merger agreement with Melamine Chemicals.

         The tender offer and withdrawal rights thereunder will expire at 12:00 Midnight, New York City time, on Thursday, November 13, 1997, unless the tender offer is extended.